Exhibit 99.4

Notice of Annual Meeting and Notice of Availability of Proxy Materials

You are receiving this notice as a non-registered (beneficial) shareholder of Cenovus Energy Inc. (“Cenovus” or the “Corporation”). Cenovus has decided to use notice and access to deliver its Management Information Circular dated March 3, 2017 (the “Management Information Circular”) to you by providing you with electronic access to the document, instead of mailing paper copies. You will receive a voting instruction form with this notice so you can vote your shares.

Notice and access is a more environmentally friendly and cost effective way to deliver the Management Information Circular, as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

Notice is hereby given that an annual meeting of Cenovus will be held:

When:	April 26, 2017 2:00 p.m. (Calgary time)	Where:	The Westin Calgary Grand Ballroom 320 – 4 Avenue S.W. Calgary, Alberta, Canada

for the following purposes, as further described in the “Business of the Meeting” section of the Management Information Circular and other applicable sections listed below:

1.	To receive the consolidated financial statements of Cenovus, together with the auditors’ report thereon, for the year ended December 31, 2016.

2.	To appoint auditors of the Corporation.

3.	To elect directors of the Corporation.

4.

To approve a non-binding advisory resolution on the Corporation’s approach to executive compensation. See also the “Compensation Discussion and Analysis” section of the Management Information Circular.

5.	To transact such other business as may properly be brought before the meeting or any adjournments thereof.

How to Request a Paper Copy of the Management Information Circular

Non-registered (beneficial) shareholders may request to receive a paper copy of the Management Information Circular by mail at no cost for up to one year from the date the Management Information Circular was filed on SEDAR, by using the following methods and entering the 16-digit control number located on the voting instruction form provided to you and following the instructions:

Online at www.proxyvote.com

By telephone toll free at 1-877-907-7643 (within North America) or 1-905-507-5450 (outside North America).

If you do not have a control number, please call toll free at 1-855-887-2243. A paper copy will be sent to you within three business day of receiving your request.

If you do request a paper copy, please note that you will not receive another voting instruction form; please retain your current voting instruction form for voting purposes.

To ensure you receive the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 pm Eastern Daylight Time on Monday, April 10, 2017.

Cenovus will only provide paper copies of the Management Information Circular to shareholders who have standing instructions to receive, or for whom Cenovus has otherwise received a request to provide, paper copies of materials.

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reflected on your enclosed voting instruction form and summarized below:

Internet: Telephone: Mail:	www.proxyvote.com 1-800-454-8683 Proxy Services PO Box 9104 Farmingdale, New York 11735-9533

Proxies must be received by Cenovus by 2:00 pm Calgary time on April 24, 2017 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. As you are a non-registered (beneficial) shareholder, your voting instruction form may provide for an earlier voting deadline in order to process your votes in a timely manner. To ensure your votes are counted you should ensure your voting instruction form is submitted within the timeline provided for on such voting instruction form.

PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING

The Management Information Circular and other relevant materials are available at:

cenovus.com/annual-meeting-materials or www.sedar.com

Cenovus’s 2016 annual report, including annual financial statements and related management’s discussion and analysis, will be delivered to all non-registered (beneficial) shareholders who requested to receive such documents.

If you have any questions about notice and access, please call (toll free) 1-855-887-2244.